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                             May 30, 2023

       Haijun Wang
       Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building,
       618 Wuzhong Road, Minhang District,
       Shanghai, People   s Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 22,
2023
                                                            CIK No. 0001853717

       Dear Haijun Wang:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Kevin Zhang